FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 26, 2017

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Reports Third Quarter 2017 Financial Results in an investor conference” dated October 26, 2017.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Third Quarter 2017 Results” dated October 26, 2017.

3.	AU Optronics Corp. cumulative 6 month income statement ended June 30, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 26, 2017	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports NT$8.86 Billion Net Profit Attributable to Owners of the Company for Third Quarter 2017

Issued by: AU Optronics Corp.
Issued on: October 26, 2017

Hsinchu, Taiwan, October 26, 2017–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its consolidated financial results for the third quarter of 2017(1).

AUO’s consolidated revenues for the third quarter of 2017 were NT$87.40 billion, up by 3.5% from the previous quarter. Net profit attributable to owners of the Company for the third quarter of 2017 was NT$8.86 billion, with a basic EPS(2) of NT$0.92.

For the first nine months of 2017, AUO reported consolidated revenues of NT$260.36 billion. Net profit attributable to owners of the Company was NT$28.16 billion, with a basic EPS(2) of NT$2.93.

In the third quarter of 2017, large-sized panel(3) shipments totaled 29.09 million units, up by 8.3% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 46.81 million units, up by 21.1% quarter-over-quarter.

Highlights of consolidated results for the third quarter of 2017:

•	Revenues of NT$87.40 billion

•	Operating profit of NT$9.74 billion

•	Net profit attributable to owners of the Company at NT$8.86 billion

•	Basic EPS(2) of NT$0.92

•	Gross margin was 17.5%

•	Operating margin was 11.1%

•	EBITDA(4) margin was 21.1%

•	Operating margin of Display Segment was 11.8%

•	EBITDA(4) margin of Display Segment was 21.9%

1/3

News Release

Looking back on the third quarter, benefiting from the inventory restocking demand for the year-end holiday season, the shipment momentum remained quite robust. As a result, AUO’s revenues for the third quarter still increased by 3.5% quarter-over-quarter despite the declining panel prices. Profitability improved significantly from the same period last year. The quarterly operating profit reached NT$9.74 billion, up by 69.2% year-over-year. And the net profit attributable to owners of the Company reached NT$8.86 billion, up by 80.8% year-over-year. As for the Display Segment, the Company has achieved operating profit margin of 11.8% and EBITDA margin of 21.9%, still maintaining its earning performance at relatively high levels.

Looking into the fourth quarter, the Company holds a positive view on the overall industry demand in the future on one hand, and watches closely for any change in the end demand and inventory level in order to respond promptly. Next, AUO will accelerate its development of new products for next year and continue surpassing its competitors by its advanced technologies, and moving towards a direction that jointly creates values with its customers.

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the third quarter of 2017 and the first nine months of 2017 were calculated based on the weighted average outstanding shares of the first nine months of 2017 (9,624 million shares).

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008 and provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2017. AUO’s consolidated net revenues in 2016 were NT$329.09 billion. For more information, please visit AUO.com.

2/3

News Release

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 30, 2017. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

3/3

Item 2

AU Optronics Corp.

Third Quarter 2017 Results Investor Conference

2017

Oct. 26, 2017

Safe Harbor Notice

•	The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

•	Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

•	Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

•	Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

© 2017 AU Optronics Corporation – Proprietary and Confidential	2

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million
	3Q17		2Q17		QoQ %	3Q16

Net Sales	87,395	100.0%	84,412	100.0%	3.5%	86,017	100.0%
Cost of Goods Sold	(72,083)	(82.5%)	(67,292)	(79.7%)	7.1%	(74,709)	(86.9%)
Gross Profit	15,313	17.5%	17,121	20.3%	(10.6%)	11,308	13.1%
Operating Expenses	(5,570)	(6.4%)	(5,445)	(6.5%)	2.3%	(5,549)	(6.5%)
Operating Profit	9,743	11.1%	11,676	13.8%	(16.6%)	5,759	6.7%
Net Non-operating Income(Expenses)	764	0.9%	(32)	(0.0%)	－	(340)	(0.4%)
Profit before Tax	10,507	12.0%	11,644	13.8%	(9.8%)	5,420	6.3%
Net Profit	8,224	9.4%	8,946	10.6%	(8.1%)	4,616	5.4%
Net Profit Attributable to Owners of Company	8,856	10.1%	9,830	11.6%	(9.9%)	4,898	5.7%
Basic EPS (NT$)(a)	0.92		1.02		(9.8%)	0.51

Operating Profit + D&A	18,455	21.1%	20,682	24.5%	(10.8%)	15,400	17.9%

Display Segment Information:
Net Sales	82,718	100.0%	79,914	100.0%	3.5%	80,614	100.0%
Operating Profit	9,759	11.8%	11,804	14.8%	(17.3%)	5,937	7.4%
Operating Profit + D&A	18,076	21.9%	20,389	25.5%	(11.3%)	15,120	18.8%

Unit Shipments (mn)(b )
Large Size Panels	29.1		26.8		8.3%	29.3
Small & Medium Size Panels	46.8		38.7		21.1%	38.0

a)	Basic EPS in both 3Q17 and 2Q17 were calculated based on the weighted average outstanding shares of the first nine months of 2017 (9,624m shares); Basic EPS in 3Q16 was calculated based on the weighted average outstanding shares of 2016 (9,624m shares).

b)	Large size refers to panels that are 10 inches and above

© 2017 AU Optronics Corporation – Proprietary and Confidential 3

Consolidated Balance Sheet Highlights

Amount : NT$ Million
	3Q17	2Q17	QoQ %	3Q16
Cash & ST Investment (a )
	107,656	102,801	4.7%	74,053
Inventory	25,021	25,540	(2.0%)	27,013
Short Term Debt(b )	21,073	19,032	10.7%	26,135
Long Term Debt	101,996	105,676	(3.5%)	101,218
Equity	220,317	211,145	4.3%	192,309
Total Assets	449,239	441,143	1.8%	419,650

Inventory Turnover (Days)(c)	32	35		33
Net Debt to Equity(d )	7.0%	10.4%		27.7%
a)	Excluding time deposit with maturity longer than 3 months (NT$0m in 3Q17,2Q17 and 3Q16 )

b)	Short term debt refers to all interest bearing debt maturing within one year

c)	Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d)	Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

© 2017 AU Optronics Corporation – Proprietary and Confidential	4

Consolidated Cash Flow Highlights

Amount : NT$ Million
	3Q17	2Q17	QoQ

From Operating Activities	19,754	24,627	(4,873)
Profit before Tax	10,507	11,644	(1,137)
Depreciation & Amortization	8,712	9,006	(294)
Net Change in Working Capital	569	3,955	(3,386)
From Investing Activities	(7,584)	(8,750)	1,166
Capital Expenditure	(8,072)	(8,264)	191
From Financing Activities	(7,421)	1,077	(8,498)
Net Change in Debt	(1,926)	1,088	(3,014)
Net Change in Cash(a )	4,855	17,317	(12,462)

a)	In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

© 2017 AU Optronics Corporation – Proprietary and Confidential	5

Display Revenue Breakdown by Application

100%

80%

60%

40%

20%

0%

46% 48% 48% 49% 47%

15%	15%	16%	14%	13%

17%	17%	17%	17%	18%

5%	5%	5%	4%	4%

17%	15%	14%	16%	18%

3Q16	4Q16	1Q17	2Q17	3Q17

TV

Monitor

Mobile PC

Mobile Device

Commercial

and Others

– Mobile PC : including Notebook and Tablet displays

– Mobile Device : including displays for mobile phones and other related products

– Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, and etc.

© 2017 AU Optronics Corporation – Proprietary and Confidential	6

Display Revenue Breakdown by Size

100%

28%	27%	29%	31%	30%
80%
15%	17%	16%	15%	14%
60%

15%	16%	16	16%	15%

40%
26%	25%	24%	24%	26%

20%
16%	15%	15%	14%	15%
0%

IMAGE OMITTED >=50"

IMAGE OMITTED 39"<=size<50"

IMAGE OMITTED 20"<=size<39"

IMAGE OMITTED 10"<=size<20"

IMAGE OMITTED size<10"

3Q16	4Q16	1Q17	2Q17	3Q17
© 2017 AU Optronics Corporation – Proprietary and Confidential			7

Consolidated Shipments & ASP by Area

Shipments in square meter

(K m2) 7,000

3,500	6,617	6,458			6,689
			6,196	6,187

0

3Q16 4Q16 1Q17 2Q17 3Q17

ASP per square meter

(US$)
500
		$413	$421	$415

					$395
400	$372
300
200
	3Q16	4Q16	1Q17	2Q17	3Q17

– ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

© 2017 AU Optronics Corporation – Proprietary and Confidential	8

Consolidated Small & Medium Panel

Shipments by Area & Revenues

(K m2)	Shipments in square meter

450

300

400.2

150	334.4	307.1	324.0	332.5

0

3Q16 4Q16 1Q17 2Q17 3Q17

(NT$ bn)		Revenues

20
16
12.6	12.6	12.2		12.0
			11.1
12

8
4
0
3Q16	4Q16	1Q17	2Q17	3Q17

– Small & Medium size refers to panels that are under 10 inches

© 2017 AU Optronics Corporation – Proprietary and Confidential	9

www.auo.com

ir@auo.com

© 2017 AU Optronics Corporation – Proprietary and Confidential	10

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Three Months Ended September 30, 2017 and 2016 and June 30, 2017

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
		3Q17		3Q16			3Q17		2Q17
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%
Net Sales	2,881	87,395	100.0	86,017	1.6	2,881	87,395	100.0	84,412	3.5
Cost of Goods Sold	2,377	72,083	82.5	74,709	(3.5)	2,377	72,083	82.5	67,292	7.1
Gross Profit	505	15,313	17.5	11,308	35.4	505	15,313	17.5	17,121	(10.6)
Operating Expenses	184	5,570	6.4	5,549	0.4	184	5,570	6.4	5,445	2.3
Operating Profit(Loss)	321	9,743	11.1	5,759	69.2	321	9,743	11.1	11,676	(16.6)
Net Non-operating Income(Expenses)	25	764	0.9	(340)	－	25	764	0.9	(32)	－
Profit(Loss) before Income Tax	346	10,507	12.0	5,420	93.9	346	10,507	12.0	11,644	(9.8)
Income Tax Expense	(75)	(2,283)	(2.6)	(804)	183.9	(75)	(2,283)	(2.6)	(2,698)	(15.4)
Net Profit(Loss)	271	8,224	9.4	4,616	78.2	271	8,224	9.4	8,946	(8.1)
Other Comprehensive Income(Loss)	31	946	1.1	(2,251)	－	31	946	1.1	2,023	(53.2)
Total Comprehensive Income(Loss)	302	9,170	10.5	2,365	287.8	302	9,170	10.5	10,969	(16.4)
Net Profit(Loss) Attributable to:
Owners of Company	292	8,856	10.1	4,898	80.8	292	8,856	10.1	9,830	(9.9)
Non-Controlling Interests	(21)	(632)	(0.7)	(282)	123.8	(21)	(632)	(0.7)	(883)	(28.5)
Net Profit(Loss)	271	8,224	9.4	4,616	78.2	271	8,224	9.4	8,946	(8.1)
Total Comprehensive Income(Loss) Attributable to:
Owners of Company	312	9,468	10.8	3,207	195.3	312	9,468	10.8	11,596	(18.4)
Non-Controlling Interests	(10)	(298)	(0.3)	(842)	(64.6)	(10)	(298)	(0.3)	(627)	(52.4)
Total Comprehensive Income(Loss)	302	9,170	10.5	2,365	287.8	302	9,170	10.5	10,969	(16.4)
Basic Earnings Per Share	0.03	0.92		0.51		0.03	0.92		1.02
Basic Earnings Per ADS(2)	0.30	9.20		5.09		0.30	9.20		10.21
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note:	(1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.33 per USD as of September 30, 2017

(2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Period Ended September 30, 2017 and 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison
	Nine Months 2017			Nine Months 2016
	USD	NTD	%	NTD	YoY%
Net Sales	8,584	260,365	100.0	237,243	9.7
Cost of Goods Sold	6,940	210,499	80.8	219,982	(4.3)
Gross Profit	1,644	49,866	19.2	17,262	188.9
Operating Expenses	542	16,430	6.3	16,484	(0.3)
Operating Profit(Loss)	1,102	33,436	12.8	778	4,197.5
Net Non-operating Income(Expenses)	22	664	0.3	(884)	－
Profit(Loss) before Income Tax	1,124	34,100	13.1	(106)	－
Income Tax Expense	(247)	(7,496)	(2.9)	(1,663)	350.8
Net Profit(Loss)	877	26,605	10.2	(1,768)	－
Other Comprehensive Income(Loss)	(16)	(485)	(0.2)	(5,294)	(90.8)
Total Comprehensive Income(Loss)	861	26,120	10.0	(7,062)	－
Net Profit(Loss) Attributable to:
Owners of Company	929	28,165	10.8	(1,152)	－
Non-Controlling Interests	(51)	(1,560)	(0.6)	(617)	152.9
Net Profit(Loss)	877	26,605	10.2	(1,768)	－
Total Comprehensive Income(Loss) Attributable to:
Owners of Company	923	27,980	10.7	(4,814)	－
Non-Controlling Interests	(61)	(1,861)	(0.7)	(2,248)	(17.2)
Total Comprehensive Income(Loss)	861	26,120	10.0	(7,062)	－
Basic Earnings Per Share	0.10	2.93		(0.12)
Basic Earnings Per ADS(2)	0.96	29.26		(1.20)
Weighted-Average Shares Outstanding ('M)		9,624		9,624

Note:	(1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.33 per USD as of September 30, 2017

(2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

September 30, 2017 and 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	September 30, 2017			September 30, 2016		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	3,549	107,656	24.0	74,053	17.6	33,602	45.4
Notes & Accounts Receivables	1,593	48,327	10.8	43,339	10.3	4,989	11.5
Other Current Financial Assets	19	562	0.1	964	0.2	(403)	(41.8)
Inventories	825	25,021	5.6	27,013	6.4	(1,992)	(7.4)
Other Current Assets	242	7,353	1.6	6,568	1.6	784	11.9
Total Current Assets	6,229	188,918	42.1	151,938	36.2	36,980	24.3
Long-term Investments	314	9,511	2.1	7,902	1.9	1,609	20.4
Net Fixed Assets	7,159	217,139	48.3	213,187	50.8	3,953	1.9
Other Non-Current Assets	1,110	33,671	7.5	46,623	11.1	(12,952)	(27.8)
Total Non-Current Assets	8,583	260,321	57.9	267,712	63.8	(7,391)	(2.8)
Total Assets	14,812	449,239	100.0	419,650	100.0	29,589	7.1
LIABILITIES
Short-term Borrowings	97	2,947	0.7	1,393	0.3	1,555	111.6
Accounts Payable	1,860	56,419	12.6	59,187	14.1	(2,768)	(4.7)
Current Installments of Long-term Borrowings	598	18,126	4.0	24,742	5.9	(6,616)	(26.7)
Current Financial Liabilities	9	286	0.1	29	0.0	257	885.2
Accrued Expense & Other Current Liabilities	1,078	32,687	7.3	24,393	5.8	8,294	34.0
Machinery and Equipment Payable	336	10,182	2.3	9,034	2.2	1,147	12.7
Total Current Liabilities	3,978	120,648	26.9	118,779	28.3	1,869	1.6
Long-term Borrowings	3,363	101,996	22.7	101,218	24.1	778	0.8
Non-Current Financial Liabilities	0	0	0.0	5	0.0	(5)	(100.0)
Other Non-Current Liabilities	207	6,279	1.4	7,339	1.7	(1,060)	(14.4)
Total Non-Current Liabilities	3,570	108,275	24.1	108,562	25.9	(287)	(0.3)
Total Liabilities	7,548	228,923	51.0	227,340	54.2	1,582	0.7
EQUITY
Common Stock	3,173	96,242	21.4	96,242	22.9	0	0.0
Capital Surplus	1,979	60,024	13.4	59,976	14.3	48	0.1
Retained Earnings	1,550	47,016	10.5	15,459	3.7	31,557	204.1
Other Equity	20	594	0.1	1,423	0.3	(829)	(58.2)
Non-Controlling Interests	542	16,440	3.7	19,209	4.6	(2,769)	(14.4)
Total Equity	7,264	220,317	49.0	192,309	45.8	28,007	14.6
Total Liabilities & Equity	14,812	449,239	100.0	419,650	100.0	29,589	7.1

Note:	(1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.33 per USD as of September 30, 2017

(2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Cash Flow Statements

For the Period Ended September 30, 2017 and 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2017		Nine Months 2016
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit(Loss) before Income Taxes	1,124	34,100	(106)
Depreciation & Amortization	914	27,729	29,415
Share of Profit of Equity-Accounted Investees	(6)	(178)	(222)
Changes in Working Capital	14	414	(8,758)
Changes in Others	(13)	(400)	(1,543)
Net Cash Provided(Used) by Operating Activities	2,033	61,666	18,786
Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	0	0	10
Acquisition of Property, Plant and Equipment	(867)	(26,289)	(37,883)
Proceeds from Disposal of Property, Plant and Equipment	35	1,067	741
Acquisition of Equity-Accounted Investees and Financial Assets Carried at Cost	(1)	(41)	(307)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	0	0	3,577
Decrease(Increase) in Other Financial Assets	(0)	(10)	(19)
Decrease(Increase) in Intangible Assets	(6)	(197)	(187)
Decrease(Increase) in Other Assets	(13)	(406)	(22)
Net Cash Provided(Used) in Investing Activities	(853)	(25,875)	(34,089)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	80	2,421	(201)
Increase(Decrease) in Long-term Borrowings	(109)	(3,312)	18,391
Increase(Decrease) in Guarantee Deposits	(1)	(42)	(28)
Cash Dividends	(178)	(5,390)	(3,368)
Changes in Non-Controlling Interests and Others	(3)	(96)	(2,689)
Net Cash Provided(Used) by Financing Activities	(212)	(6,419)	12,105
Effect of Exchange Rate Changes on Cash	(63)	(1,908)	(1,629)
Net Increase(Decrease) in Cash and Cash Equivalents	906	27,465	(4,827)
Cash and Cash Equivalents at Beginning of Period	2,644	80,191	78,881
Cash and Cash Equivalents at End of Period	3,549	107,656	74,053

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.33 per USD as of September 30, 2017

Item 3

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Period Ended June 30, 2017 and 2016

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison
		1H 2017		1H 2016
	USD	NTD	%	NTD	YoY%
Net Sales	5,694	172,969	100.0	151,226	14.4
Cost of Goods Sold	4,556	138,416	80.0	145,272	(4.7)
Gross Profit	1,137	34,554	20.0	5,954	480.4
Operating Expenses	357	10,860	6.3	10,935	(0.7)
Operating Profit(Loss)	780	23,693	13.7	(4,981)	－
Net Non-operating Income(Expenses)	(3)	(100)	(0.1)	(544)	(81.7)
Profit(Loss) before Income Tax	777	23,594	13.6	(5,525)	－
Income Tax Expense	(172)	(5,213)	(3.0)	(859)	507.0
Net Profit(Loss)	605	18,381	10.6	(6,384)	－
Other Comprehensive Income(Loss)	(47)	(1,431)	(0.8)	(3,043)	(53.0)
Total Comprehensive Income(Loss)	558	16,950	9.8	(9,427)	－
Net Profit(Loss) Attributable to:
Owners of Company	636	19,309	11.2	(6,050)	－
Non-Controlling Interests	(31)	(928)	(0.5)	(334)	177.6
Net Profit(Loss)	605	18,381	10.6	(6,384)	－
Total Comprehensive Income(Loss) Attributable to:
Owners of Company	609	18,513	10.7	(8,021)	－
Non-Controlling Interests	(51)	(1,563)	(0.9)	(1,407)	11.1
Total Comprehensive Income(Loss)	558	16,950	9.8	(9,427)	－
Basic Earnings Per Share	0.07	2.01		(0.63)
Basic Earnings Per ADS(2)	0.66	20.06		(6.29)
Weighted-Average Shares Outstanding ('M)		9,624		9,624

Note:	(1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.38 per USD as of June 30, 2017

(2) 1 ADS equals 10 common shares